Exhibit 99.1
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE

          MAGNA TO BUILD MINI SPORTS ACTIVITY VEHICLE FOR BMW GROUP

    December 7, 2007, Aurora, Ontario, Canada...Magna International Inc. (TSX:
MG.A, NYSE: MGA) confirmed that, as announced by BMW Group earlier this week, its Magna Steyr unit will be responsible for serial development and production of the MINI Sports Activity Vehicle (SAV). At current exchange rates, Magna expects its annualized sales associated with the program to be in excess of US $1 billion, once the program reaches full production. The MINI SAV will be the second new vehicle program produced by Magna Steyr for BMW Group. Magna Steyr has been the sole production source of the BMW X3 since the launch of the vehicle in 2003, and expects to continue to produce the X3 until the end of the current vehicle program.

    Siegfried Wolf, Magna's co-Chief Executive Officer stated: "This is a huge recognition of the work that Magna Steyr has achieved so far through its partnership with BMW Group. Above all, I'm delighted for our employees, as this will allow us to set another milestone in our long-running and successful cooperation with BMW Group. As we have done before, we will work on this vehicle program with our fullest commitment to ensure that we meet BMW Group's high expectations."

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 240 manufacturing operations and 62 product development and engineering centres in 23 countries.

    For further information about this press release, please contact Vincent J. Galifi, Magna's Executive Vice President and Chief Financial Officer at (905) 726-7100.



    FORWARD-LOOKING STATEMENTS
    --------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with OJC Russian Machines ("Russian Machines"), including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment and exit from the governance arrangements in connection with the strategic alliance at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to our relationship with Russian Machines, there are additional risks and uncertainties relating generally to us and our business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholders, the Stronach Trust and Russian Machines; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.